The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                             [LOGO GRAPHIC OMITTED]


 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                        On-going Connected Transactions

-------------------------------------------------------------------------------
| The Existing Waiver granted by the Stock Exchange on 29 June 2001 from strict| | compliance with the relevant requirements of the Listing Rules in respect of | | the On-going Connected Transactions as disclosed in the Circular will expire | | on 31 December 2003. Sinopec Corp. has applied to the Stock Exchange for new |
| waivers.                                                                     |
|                                                                              |
| Sinopec Corp. intends to seek the approvals of Independent Shareholders for | |the Major On-going Connected Transactions and, at the request of the Shanghai | |Stock Exchange, the De-minimus On-going Connected Transactions. A circular | |containing details of the On-going Connected Transactions, a letter from the | |Independent Directors, an opinion of CLSA Equity Capital Markets Limited, the | |independent financial adviser, together with a notice to convene the EGM will |
|be dispatched to shareholders on or around 31 October 2003.                   |
-------------------------------------------------------------------------------

1.       ON-GOING CONNECTED TRANSACTIONS

CLSA Equity Capital Markets Limited was appointed as the independent financial adviser to the Independent Directors in relation to the renewal of waivers for the On-going Connected Transactions.

1.1      Background

In preparation for its listing overseas, Sinopec Corp. and Sinopec Group Company entered into a number of agreements in 2000 governing the on-going connected transactions between them. These agreements include the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement, the Properties Leasing Agreement, the Intellectual Property Licence Agreements, the Agency Agreement and the SPI Fund Document. On 11 June 2001, due to the on-going connected transactions arising from the acquisition of Sinopec National Star Petroleum Company, Sinopec Corp. and Sinopec Group Company entered into the On-going Connected Transaction Adjustment Agreement to amend the terms of the Mutual Supply Agreement, the Community Services Agreement, the Land Use Rights Leasing Agreement and the Properties Leasing Agreement.

The On-going Connected Transactions are summarised below:

(1)      Intellectual Property Licence Agreements

Sinopec Corp. and Sinopec Group Company entered into the Intellectual Property Licence Agreements on 3 June 2000 with effect from January 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000.

While the above intellectual property rights are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to Sinopec Group Company all such expenses which Sinopec Group Company paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

(2)      Safety Production Insurance Fund (the "SPI Fund")

With the approval of the Ministry of Finance, Sinopec Group Company has established the SPI Fund which currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

After Sinopec Group Company has received the premium from Sinopec Corp., Sinopec Group Company will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document ("Refund"). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as awards to units and individuals who have made a special contribution to safety production.

(3)      Agency Agreement

Effective 1 January 2000, Sinopec Group Company, representing the Ethylene Enterprises, and Sinopec Corp. entered into the Agency Agreement dated 3 June 2000 for a term of 3 years. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Agency Agreement is continuing until terminated by the parties. Sinopec Corp. is appointed as the exclusive agent for the sale of all the products produced by the Ethylene Enterprises. Sinopec Corp. will receive an agency fee which is equal to 0.2% to 1% of the amount of purchase price actually received by Sinopec Corp. Sinopec Corp. shall bear the expenses incurred in collecting payment for the purchases.

(4)      Mutual Supply Agreement

Sinopec Group Company and Sinopec Corp. entered into the Mutual Supply Agreement dated 3 June 2000 with effect from 1 January 2000 for a term of 3 years, whereby Sinopec Group Company agreed to provide the Company with supply services, storage and transportation services, ancillary production services and taking deposits by Sinopec Group Company's financial institutions. According to the Mutual Supply Agreement, Sinopec Corp. has agreed to provide certain products and services to the Sinopec Group, namely, supply of crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, water, electricity, gas, heat, measurement, quality inspection, provision of guarantee and other related or similar products or services. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Mutual Supply Agreement is continuing until terminated by the parties. The above products and ancillary services shall be provided at:

(i)      government-prescribed price;

(ii) where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

(iii) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(iv) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or services, which shall be the reasonable cost incurred in providing the same plus not more than 6% of such cost.

(5)      Community Services Agreement

Sinopec Group Company and Sinopec Corp. entered into the Community Services Agreement dated 3 June 2000 with effect from 1 January 2000 for a term of 3 years, whereby Sinopec Group Company agreed to provide cultural, educational and hygiene services and community services to the Company. As amended by the On-going Connected Transaction Adjustment Agreement, the term of the Community Services Agreement is continuing until terminated by the parties.

The services under the Community Services Agreement are provided in accordance with the same pricing policy as that of the Mutual Supply Agreement.

(6)      Land Use Rights Leasing Agreement

Effective 1 January 2000, Sinopec Group Company and Sinopec Corp. entered into the Land Use Rights Leasing Agreement on 3 June 2000. According to the Land Use Rights Leasing Agreement as amended by the On-going Connected Transaction Adjustment Agreement, Sinopec Group Company agreed to lease to the Company certain parcels of land, with an aggregate area of approximately 370,074,262 square metres at an annual rent of approximately RMB 1,977,181,695 which is lower than the prevailing market rent. The rent may be reviewed every 3 years and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised lands for operation owned by members of the Sinopec Group, lands for industrial use are leased to the Company for a term of 50 years and lands for commercial use for 40 years. Regarding lands over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving notice to it twelve months before the expiry of the lease.

(7)      Properties Leasing Agreement

Effective 1 January 2000, Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement dated 3 June 2000 (as amended by the On-going Connected Transaction Adjustment Agreement) whereby members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,593,490 square metres at an annual rent of RMB 566,635,194 which is lower than the prevailing market rent. The rent may be reviewed once a year and any such revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by Sinopec Group.

The properties are leased by the Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

If Sinopec Group Company negotiates to sell a property leased by the Company to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

1.2      Existing Waiver and Historical Figures

The Stock Exchange granted the Existing Waiver on 29 June 2001 from strict compliance with the relevant requirements of the Listing Rules in respect of the On-going Connected Transactions for a period of three financial years up to 31 December 2003. The relevant cap amount and the historical figures of each of the On-going Connected Transactions for the following periods are set out below:


                                                                                                            for the
                                                                                                          six-month
                                                                          for the          for the     period ended
Transactions                                   Caps                     year 2001        year 2002     30 June 2003

Intellectual Property Licence Agreements

annual payment by the Company                  RMB 35  million     RMB 10 million   RMB 10 million     RMB 5 million
Safety Production Insurance
Fund Document

annual amount payable by the Company           The amount        RMB 0.65 billion        RMB 0.787         RMB 0.395
                                               specified in                                billion           billion
                                               the SPI Fund
                                               Document
Agency Agreement

agency fees payable by the Ethylene            RMB 50 million       RMB 7 million   RMB 37 million    RMB 22 million
Enterprises

Mutual Supply Agreement

(i)     annual expenditures of the Company     18% of the              RMB 37,101      RMB 45,365         RMB 27,029
        in respect of products and services    total operating            million         million            million
        (except financial services) provided   expenses                  (12.74%)        (14.55%)           (14.69%)
        by the Sinopec Group

(ii)    annual revenues derived by the         16% of the              RMB 37,261      RMB 36,343         RMB 19,861
        Company in respect of products and     total operating            million         million            million
        services (except provision of          revenues                   (11.7%)         10.69%)            (9.81%)
        guarantee) provided by the
        Company to the Sinopec Group

(iii)   the aggregate of average month-end     2.5% of the              RMB 7,018        RMB 5,263         RMB 6,442
        amount of deposits and total amount    total operating            million          million           million
        of interest received in respect of     revenues                    (2.2%)          (1.55%)           (1.59%)
        these deposits

(iv)    guarantees provided by the Company     RMB 1,000            RMB 0 million    RMB 0 million     RMB 0 million
        to Sinopec Group at any time           million            (RMB 55 million
                                                                in the year 2000)
Community Services Agreement

annual expenditures for the provision of       3% of the total          RMB 2,000        RMB 1,945           RMB 940
products and services by the Sinopec Group     operating                  million          million           million
to the Company                                 expenses                   (0.69%)          (0.62%)           (0.51%)


Land Use Rights Leasing Agreement

annual rents payable by the Company            RMB 2.05                 RMB 2.007        RMB 2.018          RMB 1.03
                                               billion                    billion          billion           billion

Properties Leasing Agreement

annual rents payable by the Company            RMB 730                    RMB 482          RMB 619            RMB 356
                                               million                    million          million            million

1.3      New cap amounts of the On-going Connected Transactions

In the following proposed renewal of the waivers in relation to the On-going Connected Transactions, the cap amounts remain the same as those in the existing waiver, except for the two De-minimus On-going Connected Transactions set out in paragraphs (a) and (b) below and two Major On-going Connected Transactions set out in paragraphs (c) and (d) below:

(a) Agency Agreement: The new cap amount for the agency fees payable by the Ethylene Enterprises under the Agency Agreement (taking into account of the proposed purchase of the Ethylene Assets as announced by Sinopec Corp. on the same day) is proposed to be increased from RMB 50 million in the existing waiver to RMB 70 million in the present application for waiver renewal. The Board expects that there will be a steady increase in the price of products produced by the Ethylene Enterprises. As the agency fee received by Sinopec Corp. is determined by reference to the amount of purchase price received by Sinopec Corp., the cap amount is adjusted to cater for the expected increase in agency revenue brought about by an increase in the price of Ethylene Enterprises' products.

(b) Land Use Rights Leasing Agreement: The new cap amount for the annual rents payable by the Company under the Land Use Rights Leasing Agreement is also proposed to be increased from RMB 2.05 billion in the existing waiver to RMB 2.15 billion in the present application for waiver renewal. Under the Land Use Rights Leasing Agreement, the parties may review the rent every 3 years. Coupled with the fact that there has been an increase in rents throughout the country, it is anticipated that there will be a corresponding rental increase under the Land Use Rights Leasing Agreement and the adjusted annual rents payable by the Company may well exceed the present cap amount. Therefore, the proposed increase in cap amount for this de-minimus on-going connected transaction is necessary. The rentals after such adjustments have been considered by a PRC qualified property valuer to be lower than the market value.

(c) Annual revenues under the Mutual Supply Agreement: After consideration of the historical revenues and allowing flexibility for changes of the actual amount of the total operating revenues of the Company, the new cap amount for the annual revenues derived by the Company in respect of products and services (except provision of guarantee) provided by the Company to the Sinopec Group under the Mutual Supply Agreement is proposed to be reduced from the existing cap, 16% of the total operating revenues, to 14% of the Company's total operating revenues.

(d) Community Services Agreement: After consideration of the historical expenses, the new cap amount for the annual expenditures for the provision of products and services by the Sinopec Group to the Company under the Community Services Agreement is proposed to be reduced from the existing cap, 3% of the total operating expenses, to 2% of the Company's total operating expenses.

(e) Intellectual Property Licence Agreements: The value of the Intellectual Property Licence Agreements for the years ended 2001 and 2002 was approximately RMB 10 million, and for the six-month period ended 30 June 2003 was approximately RMB 5 million. After consideration of the historical figures, and the fact that (i) some of the Research & Development units and design units of the Sinopec Group are continuing in expansion in developing and designing new technologies, and more intellectual property rights licences may be obtained by the Company from the Sinopec Group, and (ii) after China's accession into the WTO, licensing fees for use of intellectual property rights may also be increased, it is proposed that the new cap amount applied for should be the same as the existing cap amount of RMB 35 million per year.

(f) Property Leasing Agreement: The amounts of the annual rentals paid under the Property Leasing Agreement for the years ended 2001 and 2002 were approximately RMB 482 million and RMB 619 million respectively, and for the six-month period ended 30 June 2003 was approximately RMB 356 million. After consideration of the historical figures, it is proposed to maintain the original cap amount at RMB 730 million.

(g)      Annual expenditures of the Company under the Mutual Supply Agreement:
         The amounts of expenditures of the Company under the Mutual Supply Agreement for the years ended 2001 and 2002 were approximately RMB 37,101 million (representing approximately 12.74% of the total operating expenses) and RMB 45,365 million (representing approximately 14.55% of the total operating expenses), and for the six-month period ended 30 June 2003 was approximately RMB 27,029 million (representing approximately 14.69% of the total operating expenses). After consideration of the historical figures and allowing flexibility for changes of the actual amount of the total operating expenditures of the Company, it is proposed that the new cap amount applied for should be the same as the existing cap amount, being 18% of the total operating expenses.

(h) The total amount of deposits under the Mutual Supply Agreement: The amounts of deposits with the Sinopec Group's financial institutions under the Mutual Supply Agreement for the years ended 2001 and 2002 were approximately RMB 7,018 million (representing approximately 2.2% of the total operating revenues) and RMB 5,263 million (representing approximately 1.55% of the total operating revenues), and for the six-month period ended 30 June 2003 was approximately RMB 6,442 (representing approximately 1.59% of the total operating revenues). After consideration of the historical figures, it is proposed that the annual cap amount of 2.5% of the total operating revenues be maintained.

(i) The amount of guarantees under the Mutual Supply Agreement: China Securities Regulatory Commission prohibits the giving of guarantees by a listed company to its substantial shareholder. As such, no guarantee will be provided by the Company to the Sinopec Group in respect of the Mutual Supply Agreement and a new waiver on the guarantee will not be sought.



1.4      New Waivers to be sought

As (i) Sinopec Group Company is the controlling shareholder of Sinopec Corp. and (ii) the On-going Connected Transactions are of a continuing nature, the On-going Connected Transactions constitute on-going connected transactions of Sinopec Corp. for the purposes of the Listing Rules.

1.4.1     De-minimus On-going Connected Transactions

As (i) the annual amount payable under each of the De-minimus On-going Connected Transactions is expected to be less than 3% of the net tangible asset value of the Company and (ii) the Directors consider that it would be impracticable for Sinopec Corp. to comply strictly with the disclosure requirements of the Listing Rules in respect of the De-minimus On-going Connected Transactions each year, Sinopec Corp. has applied to the Stock Exchange for a new waiver of the De-minimus On-going Connected Transactions from strict compliance with such disclosure requirements, subject to the following conditions:

(a)      each of the De-minimus On-going Connected Transactions:

(i) has been performed by Sinopec Corp. in the ordinary and usual course of its business;

(ii) has been conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC); or (b) on terms no less favourable than those available to (or from) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;

(iii) has been performed in accordance with the terms of each of the De-minimus On-going Connected Transactions and is in the interest of shareholders of Sinopec Corp. as a whole;

(iv) the aggregate value of each of the following De-minimus On-going Connected Transactions (other than the Land Use Rights Leasing Agreement and the Properties Leasing Agreement) will not exceed the limits set out below or 3% of the net tangible asset value of the Company (whichever is lower). For the Land Use Rights Leasing Agreement and the Properties Leasing Agreement, the value of the Land Use Rights Leasing Agreement and the Properties Leasing Agreement shall not exceed their respective limit set out below or the aggregate value under the two agreements shall not exceed 3% of the net tangible asset value of the Company (whichever is lower):


De-minimus On-going Connected Transactions                                  Caps

Intellectual Property Licence Agreements

annual payment by the Company                                     RMB 35 million

Agency Agreement

agency fees payable by the Ethylene Enterprises                   RMB 70 million

Land Use Rights Leasing Agreement

annual rents payable by the Company                             RMB 2.15 billion

Properties Leasing Agreement

annual rents payable by the Company                              RMB 730 million


(b) the independent directors of Sinopec Corp. shall review annually each of the De-minimus On-going Connected Transactions and confirm in Sinopec Corp.'s annual report that the De-minimus On-going Connected Transactions have been conducted in the manner stated in condition
         (a) above;

(c) the auditors of Sinopec Corp. shall review annually each of the De-minimus On-going Connected Transactions and confirm to the Board (a copy of which shall be provided to the Listing Division of the Stock Exchange) whether:

(i) each of the De-minimus On-going Connected Transactions received the approval of the Board;

(ii) each of the De-minimus On-going Connected Transactions has been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

(iii) each of the De-minimus On-going Connected Transactions has been performed in accordance with the terms of the De-minimus On-going Connected Transactions or, where there is no agreement, on terms no less favourable than those terms available to (or from) independent third parties; and

(iv) the total amount paid in that year has exceeded the relevant cap amount stated above.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Board shall contact the Listing Division of the Stock Exchange immediately; and

(d) details of each of the De-minimus On-going Connected Transactions shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of Sinopec Corp. for each financial year during the subsistence of each of the De-minimus On-going Connected Transactions, together with a statement of the opinion of the independent directors referred to in condition (b) above.

If any term of each of the De-minimus On-going Connected Transactions as mentioned above is altered or if Sinopec Corp. enters into any new agreement with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

1.4.2    Major On-going Connected Transactions

As the Directors of Sinopec Corp. consider that it would be impracticable for Sinopec Corp. to comply strictly with the disclosure and shareholders' approval requirements of the Listing Rules on each occasion when the Major On-going Connected Transactions arise, Sinopec Corp. has applied to the Stock Exchange for a new waiver of the Major On-going Connected Transactions for a period of three financial years up to 31 December 2006 from strict compliance with such disclosure and shareholders' approval requirements, subject to the following conditions:

(a)      each of the Major On-going Connected Transactions:

(i) has been performed by Sinopec Corp. in the ordinary and usual course of its business;

(ii) has been conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC); or (b) on terms no less favourable than those available to (or from) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;

(iii) has been performed in accordance with the terms of each of the Major On-going Connected Transactions and is in the interest of shareholders of Sinopec Corp. as a whole;

(iv) the aggregate value of the following Major On-going Connected Transactions will not exceed the limits set out below:


Major On-going Connected Transactions                                       Caps

Safety Production Insurance Fund Document

annual amount payable by the Company             The amount specified in the SPI
                                                                   Fund Document
Mutual Supply Agreement

(i)    annual expenditures of the Company in respect of         18% of the total
       products and services (except financial services)      operating expenses
       provided by the Sinopec Group

(ii)   annual revenues derived by the Company in respect of     14% of the total
       products and services (except provision                operating revenues
       of guarantee) provided by the Company to the Sinopec Group

(iii)  the aggregate of average month-end amount of            2.5% of the total
       deposits and total amount of interest received in      operating revenues
       respect of these deposits

Community Services Agreement

annual  expenditures  for the  provision  of products            2% of the total
and services by the Sinopec Group to the Company              operating expenses

Sinopec Corp. is required to disclose in each of its annual report the total amount of operating expenses and operating revenues of the relevant financial year, and the historical value of the fixed assets and the average month-end inventory value of the Company for the purpose of calculating the insurance premium payable by the Company;

(b) the independent directors of Sinopec Corp. shall review annually each of the Major On-going Connected Transactions and confirm in Sinopec Corp.'s annual report that the Major On-going Connected Transactions have been conducted in the manner stated in condition (a) above;

(c) the auditors of Sinopec Corp. shall review annually each of the Major On-going Connected Transactions and confirm to the Board (a copy of which shall be provided to the Listing Division of the Stock Exchange) whether:

(i) each of the Major On-going Connected Transactions received the approval of the Board;

(ii) each of the Major On-going Connected Transactions has been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

(iii) each of the Major On-going Connected Transactions has been performed in accordance with the terms of the Major On-going Connected Transactions or, where there is no agreement, on terms no less favourable that those terms available to (or from) independent third parties; and

(iv) the total amount paid in that year has exceeded the relevant cap amount stated above.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Board shall contact the Listing Division of the Stock Exchange immediately;

(d) details of each of the Major On-going Connected Transactions shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of Sinopec Corp. for each financial year during the subsistence of each of the Major On-going Connected Transactions, together with a statement of the opinion of the independent directors referred to in condition (b) above; and

(e) the approval of the Major On-going Connected Transactions by the Independent Shareholders at the EGM.

If any term of each of the Major On-going Connected Transactions as mentioned above is altered or if Sinopec Corp. enters into any new agreement with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

2.       EGM

Sinopec Corp. will convene an EGM for the Independent Shareholders to consider the approval of the Major On-going Connected Transactions and, at the request of the Shanghai Stock Exchange, the De-minimus On-going Connected Transactions. Sinopec Group Company and its associates will abstain from voting at the EGM in respect of the ordinary resolutions to approve the Major On-going Connected Transactions and the De-minimus On-going Connected Transactions. Sinopec Corp. expects that the notice of the EGM and the circular giving further information on the On-going Connected Transactions and containing the advice of an independent financial adviser to the Independent Directors in relation to the Major On-going Connected Transactions and the recommendation from the Independent Directors will be dispatched to shareholders on or around 31 October 2003.

3.       INDEPENDENT DIRECTORS

The Board (including the Independent Directors) considers that the terms of each of the On-going Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole. According to the requirements of the Listing Rules, the Independent Directors of Sinopec Corp. will advise the Independent Shareholders of Sinopec Corp. in connection with the Major On-going Connected Transactions and the New Caps. An independent financial adviser has advised the Independent Directors in respect of the fairness and reasonableness of the Major On-going Connected Transactions and the New Caps.

4.       GENERAL INFORMATION

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products.

5.       DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless otherwise indicated in the context:


"Agency Agreement"                    the agency agreement dated 3 June 2000
                                      regarding the appointment of Sinopec
                                      Corp. as the exclusive sales agent of
                                      the Ethylene Enterprises (as amended by
                                      the On-going Connected Transaction
                                      Adjustment Agreement);

"associates"                          has the meaning ascribed to it in the
                                      Listing Rules;

"Board"                               the board of directors of Sinopec Corp.;

"Circular"                            the circular of Sinopec Corp. dated 30
                                      June 2001;

"Community Services Agreement"        the community services agreement dated 3
                                      June 2000 and the supplemental agreement dated 26 September 2000 (as amended by the On-going Connected Transaction
                                      Adjustment Agreement) regarding the
                                      provision of, inter alia, certain
                                      cultural, educational, hygiene and
                                      community services by Sinopec Group to
                                      the Company;

"Company"                             Sinopec Corp. and its subsidiaries;

"Computer                             Software Licence Agreement" the computer
                                      software licence agreement dated 3 June
                                      2000 regarding the granting of licence
                                      by the Sinopec Group to the Company to
                                      use certain computer software of the
                                      Sinopec Group;

"De-minimus On-going Connected        the on-going connected transactions,
   Transactions"                      being the transactions under the
                                      Intellectual Property Licence
                                      Agreements, the Agency Agreement, the
                                      Land Use Rights Leasing Agreement and
                                      the Properties Leasing Agreement;

"Directors"                           the directors of Sinopec Corp.;

"EGM" the extraordinary general meeting of Sinopec Corp. to be held for shareholders of Sinopec Corp. to consider and to approve the Major On-going Connected Transactions and the De-minimus On-going Connected
                                      Transactions;

"Ethylene Enterprises"                Maoming Petrochemical Ethylene
                                      Industrial Company, Tianjin
                                      Petrochemical United Chemical Company
                                      Limited and Zhongyuan Petrochemical
                                      Company Limited which are owned by the
                                      Sinopec Group. The Ethylene Enterprises
                                      will not include the Ethylene Assets (as defined in Sinopec Corp.'s announcement of even date) of Maoming Petrochemical
                                      Ethylene Industrial Company after
                                      completion of the proposed purchase of
                                      the Ethylene Assets;

"Existing Waiver"                     the waiver granted by the Stock Exchange
                                      on 29 June 2001 in relation to the
                                      On-going Connected Transactions;

"Independent Directors"               the independent directors of Sinopec
                                      Corp., namely Mr Chen Qingtai, Mr Ho Tsu
                                      Kwok, Charles, Mr Shi Wanpeng and Mr
                                      Zhang Youcai, who are invited to advise
                                      the Independent Shareholders in
                                      connection with the Major On-going
                                      Connected Transactions and the New Caps;

"Independent Shareholders"            the shareholders of Sinopec Corp. other
                                      than Sinopec Group Company and its
                                      associates;

"Intellectual Property Licence        the Trademarks Licence Agreement, the
    Agreements"                       Computer Software Licence Agreement and
                                      the Patents and Proprietary Technology
                                      Licence Agreement;

"Land Use Rights Leasing Agreement"   the land use rights leasing agreement
                                      dated 3 June 2000 (as amended by the
                                      On-going Connected Transaction
                                      Adjustment Agreement) regarding the
                                      leasing of certain land use rights by
                                      Sinopec Group to the Company;

"Listing Rules"                       the Rules Governing the Listing of
                                      Securities on the Stock Exchange;

"Major On-going Connected             the on-going connected transactions,
 Transactions"                        being the transactions under the SPI
                                      Fund Document, the Mutual Supply
                                      Agreement (excluding the guarantees by
                                      the Company to the Sinopec Group) and
                                      the Community Services Agreement;

"Mutual Supply Agreement"             the mutual supply agreement dated 3 June
                                      2000 and the supplemental agreement
                                      dated 26 September 2000 (as amended by
                                      the On-going Connected Transaction
                                      Adjustment Agreement) regarding the
                                      provision of a range of products and
                                      services from time to time (1) by
                                      Sinopec Group to the Company; and (2) by the Company to Sinopec Group;

"New Caps"                            the proposed new annual limits in
                                      respect of the Mutual Supply Agreement
                                      and the Community Services Agreement as
                                      referred to in paragraphs (c) and (d) of the section headed "New cap amounts of the On-going Connected Transactions";

"On-going Connected Transaction       the agreement dated 11 June 2001
   Agreement"                         providing for the amendments to the terms
                                      of the On-going Connected Transactions
                                      as set out in the Circular;

"On-going Connected Transactions"     the De-minimus On-going Connected
                                      Transactions and the Major On-going
                                      Connected Transactions;

"Patents and Proprietary Technology   the patents and proprietary
   Licence Agreement"                 technology licence agreement dated 3
                                      June 2000 regarding the granting of
                                      licence by the Sinopec Group to the
                                      Company to use certain patents and
                                      proprietary technology of the Sinopec
                                      Group;

"Properties Leasing Agreement"        the properties leasing agreement dated 3
                                      June 2000 (as amended by the On-going
                                      Connected Transaction Adjustment
                                      Agreement) regarding the leasing of
                                      certain properties by Sinopec Group to
                                      the Company;

"RMB"                                 the lawful currency of the People's
                                      Republic of China;

"Shanghai Stock Exchange"             the Stock Exchange of Shanghai;

"Sinopec Corp."                       China Petroleum & Chemical Corporation,
                                      a joint stock limited company
                                      incorporated in the PRC with limited
                                      liability;

"Sinopec Group"                       Sinopec Group Company and its
                                      subsidiaries (other than the Company);

"Sinopec Group Company"               China Petrochemical Corporation, being
                                      the controlling shareholder of Sinopec
                                      Corp.;

"SPI Fund Document"                   a document jointly issued in 1997 by the
                                      Ministry of Finance and the ministerial
                                      level enterprise of Sinopec Group
                                      Company and its associates before the
                                      industry reorganisation in 1998 (Cai
                                      Gong Zi [1997] No. 268) relating to the
                                      payment of insurance premium by Sinopec
                                      Corp. to Sinopec Group Company. Under
                                      the SPI Fund Document, Sinopec Corp. is
                                      required to pay twice a year an
                                      insurance premium. Each time Sinopec
                                      Corp. shall pay 0.2% of the historical
                                      value of the fixed assets and the
                                      average month-end inventory value of the Company of the previous six months;
                                      after Sinopec Group Company has received the premium from Sinopec Corp., Sinopec
                                      Group Company will refund 20% of the
                                      paid premium to Sinopec Corp. if Sinopec
                                      Corp. pays the semi-annual premium on
                                      time according to the SPI Fund Document
                                      ("Refund"). The Refund would be 17% of
                                      the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time.
                                      The Refund shall be used by Sinopec
                                      Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production;

"Stock Exchange"                      The Stock Exchange of Hong Kong Limited;

"Trademarks Licence Agreement"        the trademarks licence agreement dated 3
                                      June 2000 regarding the granting of
                                      licence by the Sinopec Group to the
                                      Company to use certain trademarks of the Sinopec Group.

                                                         By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                                       Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 28 October 2003

               NOTICE OF THE THIRD EXTRAORDINARY GENERAL MEETING
                               FOR THE YEAR 2003

NOTICE IS HEREBY GIVEN that the third extraordinary general meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at the Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") on Thursday, 18 December 2003 at 9:00 a.m. for the following purposes:

To consider and approve the following matter by way of Ordinary Resolutions:

1 THAT the Major On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the Major On-going Connected Transactions.

2 THAT the De-minimus On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the De-minimus On-going Connected Transactions.

                                                          By Order of the Board
                                                                        Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 28 October 2003

Notes:

1.       ELIGIBILITY FOR ATTENDING THE EGM

Holders of Sinopec Corp.'s H shares whose names appear on the register of members of Sinopec Corp. maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Tuesday, 18 November 2003 are eligible to attend the EGM. In order to be eligible to attend and vote at the EGM, all transfers accompanied by the relevant share certificates must be lodged with the share registrars for H shares of Sinopec Corp. in Hong Kong not later than 4:00 p.m. on Monday, 17 November 2003.

2.      PROXY

(a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

(b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Hong Kong Registrars Limited , not less than 24 hours before the time designated for holding of the EGM.

(d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.      REGISTRATION PROCEDURES FOR ATTENDING THE EGM

(a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(b) Shareholders intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Thursday, 27 November 2003.

(c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.      CLOSURE OF REGISTER OF MEMBERS

The register of members of Sinopec Corp. will be closed from Tuesday, 18 November 2003 to Thursday, 18 December 2003 (both days inclusive).

5.      OTHER BUSINESS

(a) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(b) The address of the share registrar for H shares of Sinopec Corp., Hong Kong Registrars Limited, is at:

        Rooms 1712-1716, 17th Floor
        Hopewell Centre
        183 Queen's Road East
        Hong Kong

(c) The registered address of Sinopec Corp. is at:

        A6 Huixindong Street
        Chaoyang District
        Beijing 100029
        The People's Republic of China
        Telephone No.: (+86) 10 6499 0060
        Facsimile No.: (+86) 10 6499 0022